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CONTRACTOR+

Collaborative platform and AI for contractors

contractorplus.app Columbus, OH

Technology   Notable Angel   B2B   SaaS   Mobile Apps

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Investment Memo
An investor has written an

1 $516K Annual Run Rate Revenue, 86%+ Gross Margins, 162% YoY growth

2   Multiple Revenue Streams: Subscriptions, Payment Facilitation, Financing, Insurance Referrals & more

3 $60B market opportunity with a CAGR of 19%, $13T annual construction spend

4 $35k MRR, $7k+ monthly one-time revenue. 6,000 MAUs, 1040+ active paying customers

5   Partnerships & integrations with Thumbtack, Intuit Quickbooks, 1build, CompanyCam, Lowe's & Square

6   Patent-pending Contractor+ Assistant AI & Strategic network effects for exponential growth

7   Available on all platforms with native applications for Web, iOS and Android Phones & Tablets

8   Previous investors include executives at Google, Meta, Intel, Amazon and CACI

Featured Investors



Kingscrowd Capital
Invested $10,000 ⓘ

[Follow]

KingsCrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Contractor+ has built a robust solution priced for widespread adoption by these smaller general contracting firms. Today's major players in field service management are focused on selling to the massive general contracting players representing billions of dollars in revenue. There is a clear gap in the market that Contractor+ has managed to fill while still running a sustainable and growing business. Additionally, the founding team at Contractor+ has the perfect balance of technological exper..."

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View Investment Memo



Hemdeep Dulthummon [in]
Invested $11,378 ⓘ

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Syndicate Lead
Hemdeep identifies and optimally scales startups that address existing pain points in legacy industries through technology, have the potential to become true platforms, and can significantly enhance the sustainability of those industries

"I have high confidence that my investment in this round can return at least a 10x withi...

See more investor reviews

Our Team



Justin Smith CEO

Justin grew up working with his mother, a licensed contractor in Central Ohio. He started his first business at 13 (Verta.net), began his career as a web developer, and managed a handyman business with 35 employees for 7 years.

I recognized the need for a solution like this while managing 800 properties and operating a handyman company. I grew up with a mother who's a licensed contractor. I've experienced first hand as a contractor what needs improved.



Roshan Sethia CTO

Roshan managed an IT servicing business for 10 years. He met Justin in 2009, where they collaboratively built an SEO software startup that was later acquired by WebDev.com. They've worked together since.



Liam Bowers Board Member

Liam is an expert in cybersecurity, defense and technology. He served as co-founder & CEO of Bluestone Analytics, where he led the company to a successful exit to CACI. His expertise now guides our strategic direction as a board member.



Mike Demler Board Member

Mike has 10+ years of software development experience, having built and successfully exited a software company in the hospitality industry, and now serving as Co-Founder at Konducter, Inc. His leadership experience and advisory has proved invaluable.



Charlie O'Brien Business Development Manager

Charlie joined us straight out of McGill, conducting demos with prospective customers, managing our ongoing cold outreach strategy, and our sales team.



Brandon Schlichter Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and investment niche. He has 170+ doors and 5 successful businesses, including laundromats, car washes, and even the local newspaper!



Michael Fied Strategic Advisor

Michael is a tried and true entrepreneur. He is the founder and CEO of the definitive name in Web Development - WebDev.com. He acquired a business from Justin and Roshan in 2012, and has advised and collaborated with the team since.



Ryan Pineda Strategic Advisor

 Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He now advises and educates real estate entrepreneurs and creators through Future Flippers and Wealthy Creator.

👷‍♂️🏗️Redefining Construction: Join The Contractor+ Revolution

 ## OUR INVESTORS WIN AND WE WIN

We owe the growth of Contractor+ to the support of our 2021 Wefunder investors!

ANNUAL RUN RATE

Before Investment



2021

$48K

Growth was steady but slow

After Investment



2024

$456K

10x in 3 years! We beat the competition

WE EXCEEDED OUR ANNUAL TARGETS

EVERY SINGLE YEAR

2021
Target | Achieved
$25K | $26K

2022
Target | Achieved
$100K | $118K

2023
Target | Achieved
$200K | $239K

YOUR INVESTOR GAINS

2021

$3M
Valuation

2024

$8.1M
Valuation

2.7x unrealized return! Our previous investors are reinvesting!

PRODUCT IMPROVEMENTS

2021



Early beta version was slow and clunky

2024



4x faster, net churn reduced by 75%, added AI capability

Our team is lead by two Co-Founders who met in 2009 on Fiverr, when Justin needed help with an SEO pricing algorithm he was working on. Roshan helped complete the project, which was later acquired by WebDev.com. In 2013, Justin boarded a flight to Mumbai, and the duo have worked together ever since.



JUSTIN SMITH
CEO



ROSHAN SETHIA
CTO

In an industry poised for transformation, Contractor+ stands at the confluence of innovation and necessity. The global construction market, a colossal entity valued at approximately USD 13.57 trillion in 2023, is on a trajectory to reach around USD 23.92 trillion by 2032, reflecting a robust growth forecast that Contractor+ is uniquely positioned to capitalize on.



Have questions before investing? <u>Schedule a call</u>,

Imagine a world where every contractor, regardless of their tech-savviness or financial constraints, can access state-of-the-art tools to bring efficiency, accuracy, and excellence to their projects. This is the world Contractor+ is building. With over 75,000 home improvement projects successfully managed to date, more than 800 (paying) businesses onboard, and a fast-growing community of 5,500 monthly active users, our platform is a testament to the transformative power of technology in an industry ripe for disruption. Our year-over-year growth of 152% is not just a number; it's a narrative of resilience,

innovation, and the relentless pursuit of excellence.





At the heart of Contractor+'s mission is a commitment to serving the underserved. Our platform is more than a tool; it's a bridge connecting contractors to the digital era, empowering them with technology that was once out of reach. The construction industry, historically slow to

adopt technology and sensitive to high prices, finds a haven in Contractor+, where next-level efficiency meets affordability.

MOST CONTRACTORS CANNOT SCALE BEYOND ~$2M/YEAR.



X. Sales & admin processes are time consuming & inefficient

X. No affordable collaborative solutions available

X. Existing solutions are either limited or expensive



ONE APP

<u>EVERYTHING</u> CONTRACTORS NEED TO

UNITE THEIR TEAMS,
SAVE TIME,
IMPRESS THEIR CLIENTS,
AND **GROW** THEIR BUSINESS.

We've projected a baseline MRR growth putting us around $53K MRR by the end of 2024, $175K MRR by the end of 2025, and the projections continue through 2028 at $535k MRR.

MRR GROWTH PROJECTIONS



While our MRR growth projections are compelling, subscription revenue is only one pillar of our business model.



With our various revenue sources combined, we've projected $22.2M revenue at 75% gross margin and 33% NET margin by 2028.



The global spend on construction is a testament to the sector's mammoth potential, with the market expected to grow significantly from its current valuation. Within this vast expanse, Contractor+'s Total Addressable Market (TAM) stands at $60B, with a Serviceable Available Market (SAM) of $5B and a Serviceable Obtainable Market (SOM) of $307M. Our vision extends beyond market capture; it's about market expansion through a collaborative marketplace that not only addresses current needs but also anticipates future demands.

 **MARKET**

Field Service MGMT 19.2% CAGR
Contractor MGMT 12.75% CAGR

TAM

$60B

SOM
$307M
4% Market Share
in Americas &



Innovation: Our Secret Sauce

What truly sets Contractor+ apart is our blend of operational finesse and technological innovation. Our platform, powered by local cost data and a patent-pending AI, transforms hours of manual work into minutes of seamless automation. By solving the day-to-day operational nuances and providing highly flexible estimation tools, we not only make contractors more efficient but also foster a collaborative marketplace that amplifies the network effect, setting the stage for Contractor+ to become the de facto standard in construction and field service management.

See Contractor+ In Action:





🗎 ACTIONABLE & EFFICIENT DASHBOARD

⠿ Statistics   ⛶ 📅 ⋮

Jobs	Estimates	Invoices	Leads	Payments	Time	Mileage
#8	$152k	$80k	#2	$16k	#11	#22
In Progress ⌄	Pending Approval ⌄	Partially Paid ⌄	All Leads ⌄	Stripe ⌄	Weeks ⌄	Miles ⌄

⠿ Current Actionable Items `6 New`   ⛶ ⋮

👥 All Items ✉ Emails ☏ Calls ☺ SMS ☑ Tasks $→ Payments ▦ Estimates ⏱ Reminders 👥 Referrals 🗋 Jobs

● ⬆	Version 7.13.1 Released			Install Update	✕
● 👥	Jon Doe Approved Estimation for 123 Main Street 16/25	Generate Invoices ⌄	Snooze 🗓	Done ✓	✕
🐇	New Lead (Frank Venice) From Dummy2C / (2S) Application Sent Dummy2C / (2S) Application Sent	Select Action ⌄	Snooze 🗓	Done ✓	✕
🗋	Job at 5213 Noname Street Marked as Complete By Larry Page	Generate Invoice ⌄	Snooze 🗓	Done ✓	✕
🗋	Job at 5213 Noname Street Marked as Complete By Larry Page	Select Action ⌄	Snooze 🗓	Done ✓	✕

⠿ Gross Revenue Chart   ⛶ ⋮   ⠿ Time Clock   ⛶ ⋮

📅 Monthly   📅 Weekly   📅 Quaterly   📅 Daily

● Active Employees   🕸 Active Jobs

14   03

02 : 25 : 03
Hours Minutes Seconds

Clock In ⏰

Open Time Clock 🕓

⠿ Today's Schedule   View Schedule 📅 ⛶ ⋮   ⠿ Live Map   ⛶ ⋮

① Total ⑫ To Go ⑧ Active ② Complete

| Title | Schedules |

🚗 Currently Driving   🏠 On Job Site   Total Miles Logged
02   03   31.4 Miles



 # NEXT-LEVEL ESTIMATING


This video has been removed for violating YouTube's Terms of Service

 # RELATIONSHIP MANAGEMENT



JOB & PROJECT MANAGEMENT

FREE, PRO-GRADE WEBSITES

FREE, PRO-GRADE WEBSITES





 # VALUE PROP & COMPETITIVE LANDSCAPE

Contractor+ Module	Cost	Contractor+	Service Titan	Jobber	Joist
Team Collaboration	Slack	✓	✓	✓	✗
Business Website	WIX	✓	✗	✗	✗
CRM	Close	✓	✗	✗	✗
Contract Automation	DocuSign	✓	✓	✗	✗
Project/Job Mgmt.	Asana	✓	✓	✓	✗
Timesheet & Expense	Harvest	✓	✓	✓	✗
Dispatching & Routing	BeeLineRoutes	✓	✓	✓	✗
Scheduling	ConnectTeam	✓	✓	✓	✗
Cost Estimating	Xactremodel	✓	✗	✗	✗
Subcontractor Collab.	PlanHub	✓	✗	✗	✗
Marketing Automation	MailChimp	✓	✗	✗	✗
Inventory Mgmt.	Sortly	✓	✓	✗	✗
Asset Mgmt.	Tenna	✓	✗	✗	✗
Total for 5 Users:	$4700	**$145/mo**	$4,500	$345	Limited to 1

Our product today is already helping thousands of contractors manage and grow their businesses...

But then there's what we're BUILDING....

The world is rapidly changing for the better in the direction of the singularity. Soon, professionals will expect to be able to speak into their device and have everything done for them instantly. Tasks that once took hours to complete, now only take seconds. So we've filed a non-provisional utility patent in the US and India on our proprietary AI that will completely disrupt the estimation process for contractors (or the Tesla robot equivalent which we will 100% integrate with).



Join Us

Your investment in Contractor+ is an investment in a future where technology and collaboration reshape the construction industry, making it more efficient, inclusive, and sustainable. Together, we will build a

legacy of innovation and impact. Have questions before investing?
Schedule a call,

INVESTMENT OPPORTUNITY



CONTRACTOR+ IS RAISING $1.5M VIA CONVERTIBLE NOTE

This Round Will Enable Contractor+ To:

ACCELERATE PRODUCT ROADMAP

SCALE USER ACQUISITION

$100K MRR
WITHIN 12 MONTHS*

TERMS

VALUATION: $8.1M
DISCOUNT: 25%
INTEREST RATE: 9.75%

* The $100k in 12 months assumes we complete our target raise. If we raise our base raise, we've forecasted $50K MRR in the same period.

We've crunched the numbers and our financial model is crystal clear. With a base raise of $430K, we're solid. But to really knock it out of the park and fuel our ambitious growth, we're targeting $1.5M. This isn't just about keeping the lights on; it's about supercharging our platform, dominating the market, and delivering unmatched value to our contractors. We know exactly what we need, why we need it, and when to make it happen. Let's get to work and make this vision a reality.



BASE RAISE

$430,000

Overhead
$154,000
36%

Working Capital
$34,000
8%

Sustainability Platform
$250,000
24%

TARGET RAISE

$1,485,000

Salaries and benefits
$137,000
13%

Additional
Marketing Budget
$200,000
19%

Marketing
$105,000



Marketing
$105,000
24%

Salaries and benefits
$137,000
32%

Accelerate Product Roadmap 3x
$175,000
16%

10%

Overhead
$154,000
15%

Working Capital
$34,000
3%

Assuming the base raise of $430K, this is what our cash flow should look like over the next two years.



Our Customers ❤️ What We're Building

Scott Azure from Rands Mechanical said Contractor+ works great.





Brandon & Ashley Geiger from Rushville Restorations uses Contractor+



Josh Neeson said Contractor+ is the reason his business has been so successful.







Forward looking projections cannot be guaranteed.